SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, SEPTEMBER 13, 2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B+, Moody`s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces that total supply in August fell by 7.7% year over year, accompanied by a load factor of 71.0%, the highest load factor for the period since 2006.

Starting this month, the Company will present the consolidated traffic data, considering GOL and Webjet. The traffic data below refer to the consolidated pro-forma route network, including Webjet’s traffic data for August 2011 in the table. The use of pro-forma data aims to provide a better comparison of the Company’s consolidated route network between the periods.

SUPPLY

Domestic supply fell by 8.5% year over year, due to the flight rationalization strategy launched in March 2012. This reduction is in line with the Company’s goal of reducing domestic supply by between 2% and 4.5% in the year, in response to the more challenging macroeconomic scenario.

Supply in GOL’s international route network moved up by 2.0% year over year, mainly due to the growth of non-regular international operations (charter flights) to Orlando and Miami in the United States. The flight to MIA was exclusively for Smiles clients, representing yet another initiative by the Company to strengthen the program.

OPERATING DATA	August 2012(*)	August 2011(*)	% Chg.	July 2012(*)	% Chg. (MoM)
			(YoY)
Total System
ASK (mm)	4,347.3	4,709.8	-7.7%	4,471.4	-2.8%
RPK (mm)	3,087.4	3,272.0	-5.6%	3,446.9	-10.4%
Load Factor	71.0%	69.5%	1.5 p.p.	77.1%	-6.1 p.p.
Domestic Market
ASK (mm)	3,992.7	4,362.2	-8.5%	4,046.1	-1.3%
RPK (mm)	2,863.8	3,058.2	-6.4%	3,136.8	-8.7%
Load Factor	71.7%	70.1%	1.6 p.p.	77.5%	-5.8 p.p.
International Market
ASK (mm)	354.5	347.6	2.0%	425.2	-16.6%
RPK (mm)	223.6	213.8	4.6%	310.1	-27.9%
Load Factor	63.1%	61.5%	1.6 p.p.	72.9%	-9.9 p.p.

(*) August 2012 – preliminary figures; August 2011 – adjusted management figures; July 2012 – National Civil Aviation Agency (ANAC) figures.

DEMAND

Domestic demand decreased by 6.4% year over year, chiefly due to the lower growth of the Brazilian economy in August, which directly affects demand for flights in the country, in addition to the reduced supply in the period as a result of the Company’s flight rationalization strategy . The highlight is a decrease in demand (6.4%) lower than the decrease in supply (8.5%), in line with GOL's strategy to increase load factor.

International demand posted a year-on-year increase of 4.6%, due to charter flights to Miami and Orlando in the U.S.

LOAD FACTOR, YIELD AND FUEL

GOL’s total load factor came to 71.0% in August, up 1.5 p.p. over the same month last year.

Consolidated net yield climbed by approximately 1.0% over August 2011* to between 18.1 and 18.6 cents (R$).

Net PRASK increased by approximately 4% in relation to August 2011.

Fuel prices** increased by approximately 12% over August 2011. Compared to the previous month, fuel prices* moved up slightly by around 3%.

(*) 2011 RPK adjusted in accordance with the operating data recalculated based on the current ANAC Manual.
(**) The per-liter fuel price considers total fuel and lubricant expenses divided by estimated consumption in the period.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 140 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The two companies continue to operate separately and are awaiting the transaction’s approval by the Administrative Council for Economic Defense (CADE), Brazil’s antitrust authority.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.